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                                                                      EXHIBIT 20



FOR IMMEDIATE RELEASE                           For further information contact:
                                                Shea Davis (615) 371-4737
                                                Michael Wiley (615) 371-4735


                      QUORUM HEALTH GROUP, INC., ANNOUNCES
                    TENTATIVE AGREEMENTS IN TWO QUI TAM CASES

        BRENTWOOD, TENN., Oct. 2, 2000) - Quorum Health Group, Inc., announced today it has reached understandings with the Civil Division, U.S. Department of Justice to recommend agreements to settle two qui tam lawsuits.

        One case involves Medicare cost reports and a second primarily involves allocation of costs at Flowers Hospital, Dothan, Ala., to its home health services agency.

        "The management and Board of Directors of Quorum continue to believe that at all times the Company and its employees have operated in a proper and ethical manner. Nevertheless we considered the amount of money and time the Company has already expended in these matters and the additional resources needed to take the cases to conclusions in court and decided these agreements make business sense," said James E. Dalton, Jr., president and CEO, Quorum Health Group, Inc.

        The agreements are subject to negotiation of terms of settlement agreements and corporate integrity agreements.

        The tentative agreements call for the Company to compensate the government approximately $95.5 million, with interest accruing at 7.25 percent until resolution of final agreements.

        The Medicare cost report settlement amount is approximately $77.5 million. The parties have agreed the settlement documents in the cost report case will be completed within four months. Quorum said it expects to pay the home health services settlement of approximately $18 million by the end of this calendar year. An investigation at Flowers Hospital by the Company uncovered alleged improper activities on the part of an employee, who was then terminated. The Company reported immediately its findings to the proper authorities. The qui tam suit involving home health issues was later filed by the former employee. The Company cooperated fully with the government in its investigation of the case.

        "Quorum is a good company, with good people working here, many since the Company was founded," said Dalton. "We continue to defend the honor and integrity of our Company and associates. We have come to


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these understandings with all parties because we believe it is in the best interest of our associates, our Company and our shareholders."

        Quorum Health Group, Inc., owns and operates acute care hospitals nationwide through its affiliates. Quorum Health Resources, LLC, a subsidiary, is the nation's largest manager of not-for-profit hospitals and also provides consulting services to hospitals.

This release contains forward-looking statements about the Company's current expectations for paying certain settlement amounts. Actual results may differ based on the timing of final settlements and agreements related to the two qui tam lawsuits cited in this release. The Company's 10-K report addresses additional considerations which may affect future performance.

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